

16013819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great American Advisors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 East Fourth Street, 12th Floor
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Purdon (513)-412-1530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*


GREAT AMERICAN
INSURANCE GROUP

GREAT AMERICAN ADVISORS, INC.

Financial Statements and Supplemental Information

Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

GreatAmericanInsuranceGroup.com

OATH OR AFFIRMATION

I, Athena Purdon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Advisors, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
STATE OF OHIO

Sherri L. Barnes
Notary Public, State of Ohio
My Commission Expires 08-09-2020

Athena Purdon
Signature

Treasurer
Title

Sherri L. Barnes
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT AMERICAN ADVISORS, INC.
Financial Statements and Supplemental Information
Year Ended December 31, 2015

Contents


EY
Building a better
working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Great American Advisors, Inc.

We have audited the accompanying statement of financial condition of Great American Advisors, Inc. (the Company) as of December 31, 2015, and the related statements of operations, comprehensive loss, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great American Advisors, Inc. at December 31, 2015 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 26, 2016

GREAT AMERICAN ADVISORS, INC.
Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 1,067,542
Investments held under deferred compensation plan, at fair value (cost $1,511,118)	1,477,771
Deferred federal income tax asset, net	575,233
Fee income receivable	84,865
Prepaid expenses and other assets	48,695
Total assets	$ 3,254,106
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions payable	$ 54,565
Accrued expenses and other liabilities	107,693
Current federal income tax payable to affiliate	57,159
Deferred compensation plan liabilities	1,477,771
Total liabilities	1,697,188
Stockholder's Equity:	
Common stock, $10 par value	1,000
- 750 shares authorized	
- 100 shares issued and outstanding	
Additional paid-in capital	3,280,285
Retained deficit	(1,702,691)
Accumulated other comprehensive income	(21,676)
Total stockholder's equity	1,556,918
Total liabilities and stockholder's equity	$ 3,254,106

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Operations
Year Ended December 31, 2015

REVENUES	
Commission income	$ 4,504,069
Management fee income	383,154
Interest and dividend income	70,526
Realized gains on investment securities	54,600
Total revenues	5,012,349
EXPENSES	
Commission expense	4,504,069
Fees paid to solicitor firms	223,071
Salary and benefits expense	348,338
Other expenses	250,164
Total expenses	5,325,642
Loss before income tax benefit	(313,293)
Income tax benefit (expense):	
Current	222,273
Deferred	(109,017)
Total income tax benefit	113,256
Net loss	$ (200,037)

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Comprehensive Loss
Year Ended December 31, 2015

Net loss	$ (200,037)
Other comprehensive loss, net of tax:	
Net unrealized losses on securities:	
Unrealized holding losses on securities arising during the period	(67,368)
Reclassification adjustment for realized gains included in net loss	(35,490)
Total net unrealized losses on securities	(102,858)
Total comprehensive loss, net of tax	$ (302,895)

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

COMMON STOCK	
Balance at beginning and end of year	$ 1,000
ADDITIONAL PAID-IN CAPITAL	
Balance at beginning of year	$ 2,780,285
Capital contribution from parent company	500,000
Balance at end of year	$ 3,280,285
RETAINED DEFICIT	
Balance at beginning of year	$ (1,502,654)
Net loss	(200,037)
Balance at end of year	$ (1,702,691)
ACCUMULATED OTHER COMPREHENSIVE LOSS	
Balance at beginning of year	$ 81,182
Change in unrealized losses during year, net	(102,858)
Balance at end of year	$ (21,676)
TOTAL STOCKHOLDER'S EQUITY, AT END OF YEAR	$ 1,556,918

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (200,037)
Adjustments to reconcile net loss to net cash used in operating activities:	
Realized gains on investment securities	(54,600)
Deferred compensation plan liabilities	(33,855)
Deferred compensation distributions	(309,671)
Deferred income tax benefit	109,017
Changes in operating assets and liabilities:	
Payable to affiliates, including income taxes, net	(4,057)
Fee income receivable	2,569
Prepaid expenses and other assets	(34,891)
Commissions payable	(3,062)
Accrued expenses and other liabilities	43,338
Net cash used in operating activities	(485,249)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sales of investments available for sale	365,010
Purchases of equity securities, available for sale	(125,127)
Net cash provided by investing activities	239,883
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution from parent company	500,000
Net cash provided by financing activities	500,000
NET INCREASE IN CASH	254,634
Cash at beginning of year	812,908
Cash at end of year	$ 1,067,542

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Notes to the Financial Statements
As of and for the Year Ended December 31, 2015

A. Description of Company

Great American Advisors, Inc. (the "Company"), an Ohio corporation, was formed on December 10, 1993, as a wholly-owned subsidiary of Great American Financial Resources, Inc. ("GAFRI"), which is wholly owned by American Financial Group, Inc. ("AFG").

The Company was initially capitalized in March 1994, and was admitted to the Financial Industry Regulatory Authority ("FINRA") in July 1994, and the Securities Investor Protection Corporation ("SIPC") in September 1995. The Company became an introducing broker/dealer registered with the U.S. Securities and Exchange Commission ("SEC") in December 1995 and cleared customer transactions on a fully disclosed basis through Pershing LLC until August 3, 2010, when the Company exited the retail business.

The Company filed for and received approval to operate as a Registered Investment Advisor in the state of Ohio in January of 2000. Under this authority the Company provided investment advisory services to both retail and institutional clients. On April 1, 2008 the Company's registration became effective under the authority of the SEC.

On May 14, 2010, GAFRI announced a definitive agreement with Lincoln Investment Planning, Inc. ("Lincoln"), an independently owned and operated broker/dealer located in Wyncote, Pennsylvania. As part of this agreement, the Company exited the retail broker/dealer business. The action reflected GAFRI's ongoing strategy to focus on its core annuity operations.

The Company is dually registered with the SEC as both a broker/dealer and Registered Investment Advisor, acting in the capacity of underwriter for registered variable annuity contracts issued by GAFRI's wholly-owned insurance subsidiary, Annuity Investors Life Insurance Company ("AILIC"), and an Advisor to institutional clients, such as employers that offer defined contribution retirement plans to their employees.

B. Significant Accounting Policies

Short-term investments with original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

The Company has an intercompany tax allocation agreement with AFG, the parent company of GAFRI. Pursuant to the agreement, the Company's tax expense or benefit is determined based upon its inclusion in the consolidated tax return of AFG and its includable subsidiaries. Estimated payments are made quarterly during the year. Following year-end, additional settlements are made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the agreement is based upon separate return calculations with current credit for losses to the extent the losses provide a benefit in the consolidated return.

Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. A valuation allowance is established to reduce total deferred tax assets to an amount that will more likely than not be realized.

B. Significant Accounting Policies - Continued

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. Interest and penalties on the Company's reserve for uncertain tax positions are recognized as a component of tax expense.

The Company sponsored a deferred compensation plan for certain past registered representatives. The Company purchased mutual funds and money market funds as directed by the plan participants to fund its related obligations. Such securities are held in a custodial account for the participants and are recorded in the Statement of Financial Condition at fair value, with changes in value being recorded as unrealized gains or losses in Other Comprehensive Loss. These securities are the property of the Company; however, the investment risk related to these securities is borne by the participants. The cost basis and market value of the investments at December 31, 2015 was $1,511,118, and $1,477,771, respectively, which resulted in net unrealized losses of $33,347 (there were no securities with an unrealized gain at December 31, 2015). Changes in the Company's liability include distributions to participants, interest income, and realized and unrealized investment gains or losses. Changes in the liability relating to interest income and realized and unrealized investment gains or losses are recognized by the Company in Other expenses in the Statement of Operations. In 2015, Other expenses were reduced by $33,855 relating to these items. Realized gains or losses on securities are determined on a specific identification basis.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Commission income and commission expense are recorded on a trade-date basis as variable annuity product transactions occur. Management fee income is received quarterly but is recognized as earned on a pro rata basis over the term of the contract. Fees paid to solicitor firms are paid quarterly and are recognized as incurred on a pro rata basis over the term of the contract.

C. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits on the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1,500% of its net capital. At December 31, 2015, the Company had defined net capital of $629,643, which was $516,497 in excess of its required minimum net capital of $113,146. The Company's ratio of aggregate indebtedness to net capital was 270%.

D. Transactions with Affiliates and Other Related Parties

The Company serves as the sole underwriter for variable annuity contracts sold by AILIC. Commissions received from AILIC for sales of variable annuities are $4,504,069, 100% of which were paid to other broker/dealers as commissions.

The Company is charged monthly for costs provided by GAFRI and AFG including personnel costs for development of software, maintenance of equipment, voice recording technology, rent and other related support services. These charges amounted to $39,780 for 2015 and are included in other expenses.

GAFRI has committed to continue to fund normal business operations of the Company to the extent necessary for the Company to continue as a going concern and to remain in compliance with regulatory capital requirements.

E. Income Taxes

For its calculation of income taxes, the Company uses the statutory rate of 35%. The primary differences between the statutory rate and the Company's effective rate of 36% relate to non-deductible expenses for tax purposes. The net tax refund received from AFG amounted to $218,217 in 2015. The current tax payable of $57,159 is due to AFG as of December 31, 2015 and represents tax refunds received in 2015 in excess of the actual current tax benefit.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are reflected without reduction for a valuation allowance. The deferred tax assets of $575,233 at December 31, 2015 relate principally to deferred compensation, net of deferred tax assets of $11,672 for unrealized losses on invested assets.

F. Employee Benefit Plans

The Company participates with affiliates in a defined contribution 401(k) plan that covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plans at its discretion. The aggregate contributions to the plan for the year ended December 31, 2015 were $15,589.

GREAT AMERICAN ADVISORS, INC.
Notes to the Financial Statements – Continued
As of and for the Year Ended December 31, 2015

G. Contingencies

The Company is involved in litigation arising in the normal course of business, some of which seek monetary damages. The outcome of such legal actions is inherently uncertain. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

H. Fair Value Measurements

The Company follows Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures. FASB ASC Topic 820 defines fair value as the price paid that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The standard enhances disclosure about fair value measurement and establishes a hierarchy of valuation techniques based on whether the assumptions that market participants would use in pricing the asset or liability ("inputs") are observable or unobservable.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect a reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The framework established in FASB ASC Topic 820 for measuring fair value is based on inputs used in estimating fair value. The three levels of the hierarchy are as follows:

Level 1 – Quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar assets or liabilities in inactive markets and valuations based on other significant inputs that are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable. The unobservable inputs may include a reporting entity's own assumptions about the assumptions market participants would use based on the best information available in the circumstances.

The Company's financial instruments consist exclusively of institutional mutual funds for which quoted market prices in active markets are not available. However, the prices for these institutional funds are similar to the prices for the equivalent retail funds. Accordingly, these investments are classified as Level 2. There were no transfers between levels during 2015. With the exception of the Company's investments held under the deferred compensation plan, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2015.

I. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued changes to revenue recognition with customers. This update provides a five-step analysis of transactions to determine when and how revenue is recognized. An entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update will be effective for the Company beginning in fiscal year 2017. This update may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this update recognized at the date of initial application. The Company is currently evaluating the impact of the new guidance on its financial statements.

J. Subsequent Event

In January 2016, the Company finalized revisions to the investment advisory services it provides to the defined contribution plans of three non-affiliate employers. These revisions did not impact the management fee income recorded by the Company during 2015. However, the revisions did impact the payment of management fee income in that it will not be passed through the Company, but paid directly to the soliciting advisor firm. Due to these revisions, offsetting payables and receivables related to the anticipated pass through of management fees will be reduced by approximately $17,000 in 2016.

Supplemental Information

GREAT AMERICAN ADVISORS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2015

NET CAPITAL

Total stockholder's equity	$ 1,556,918
Less non-allowable assets:	
Deferred federal income tax asset	(575,233)
Fee income receivable	(84,865)
Prepaid expenses and other assets	(48,695)
Haircuts on securities held	(218,482)
Net capital	$ 629,643

AGGREGATE INDEBTEDNESS

Deferred compensation plan liabilities, commissions payable, accrued expenses and other liabilities	$ 1,640,029
Payable to affiliates, including income taxes, net	57,159
Total liabilities	1,697,188
Total aggregate indebtedness	$ 1,697,188

REQUIRED NET CAPITAL

Required net capital (6 2/3% of aggregate indebtedness or $5,000; whichever is greater)	$ 113,146

EXCESS NET CAPITAL

Net capital	$ 629,643
Required net capital	113,146
Excess net capital *	$ 516,497

RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL

Aggregate indebtedness	$ 1,697,188
Net capital	$ 629,643
Ratio	270%

* There are no material differences between the preceding computation and the computation included in the most recent unaudited Part II of IIA of Form X-17a-5 as of December 31, 2015

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
SCHEDULE II – STATEMENT REGARDING RULE 15c3-3
December 31, 2015

The Company maintains a special account for the exclusive benefit of customers, carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule. Therefore, the following reports are not presented:

A) Computation or Determination of Reserve Requirement under Rule 15c3-3
B) Information relating to the Possession or Control Requirements under Rule 15c3-3



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Building a better working world

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Great American Advisors, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Great American Advisors, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Great American Advisors Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries including the general ledger and bank statements.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.


Building a better
working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Great American Advisors, Inc. Exemption Report, in which (1) Great American Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016


GREAT AMERICAN.
ADVISORS, INC.

Member FINRA and SIPC
An SEC Registered Investment Advisor

P.O. Box 357
Cincinnati, Ohio 45201-0357
gaadvisors.com

Shipping Address:
Great American Insurance Group Tower
301 E Fourth Street, 12 S
Cincinnati, Ohio 45202

Phone: 513-333-6030
800-216-3354
Fax: 513-412-5109

Great American Advisors, INC.

The Exemption Report

February 26, 2016

Pursuant to Securities Exchange Act Rule 17a-5, "Reports to be made by certain brokers and dealers", Great American Advisors, Inc. ("the firm"), states that to the best of its knowledge and belief:

(1) The Firm has identified the following provision of 17 C.F.R.240.15c3-3(k) under which it has claimed an exemption from 17 C.F.R. 15c3-3:(k)(1), "the exemption provision", and

(2) The Firm has met identified exemption provision from January 1, 2015 – December 31, 2015, without exception.

Peter Nerone
President, Chief Compliance Officer


GREAT AMERICAN
INSURANCE GROUP

GreatAmericanInsuranceGroup.com

Corporate Headquarters
301 E. Fourth Street
Cincinnati, OH 45202

About Us
Great American Insurance Group's roots go back to 1872 with the founding of its flagship company, Great American Insurance Company. The operations of Great American Insurance Group are engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of fixed and fixed-indexed annuities in the retail, financial institutions and education markets.

3954-PCG (02/16)